Exhibit 99.1

SUPREME COURT OF THE STATE OF NEW YORK COUNTY OF NEW YORK
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HANOVER HOLDINGS I, LLC, Plaintiff, v. FREESEAS INC., Defendant.		Index No. 654474/2012
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AMENDMENT TO STIPULATION OF SETTLEMENT

Plaintiff, Hanover Holdings I, LLC (“Hanover”), on the one hand, and Defendant, FreeSeas Inc. (“FreeSeas”), on the other hand, stipulate to the entry of the Proposed Order attached hereto as Exhibit A (the “Proposed Order”), and further stipulate and agree as follows:

1.                  FreeSeas is a corporation organized under the laws of the Republic of the Marshall Islands, with its principal place of business located at 10 Eleftheriou Venizelou Street (Panepistimiou Avenue), 10671 Athens, Greece. FreeSeas hereby acknowledges receipt of the Complaint filed by Hanover on December 21, 2012.

2.                  Hanover and FreeSeas request that the Court enter an Order substantially in the form of the Proposed Order.

3.                  Hanover owns bona fide claims in the total aggregate amount of $305,485.59 against FreeSeas for non-payment of past-due debt for services rendered to FreeSeas (collectively, the “Claim”), which Hanover purchased from the following creditors of FreeSeas: Bureau Veritas; M.I.E. Company Group; Marine Plus S.A.; and The Equity Group Inc. (the “Original Creditors”), for a total aggregate purchase price of $305,485.59, pursuant to claim purchase agreements, dated as of December 20, 2012, between Hanover and each of the Original Creditors (the “Claim Purchase Agreements”), in which each of the Original Creditors sold, transferred, and assigned to Hanover all right, title and interest of such Original Creditors with respect to the Claim, including, without limitation, the right to bring the above-captioned action against FreeSeas with respect to the Claim (the “Action”). The purchase price for the Claim is payable to the Original Creditors in the manner set forth in the Claim Purchase Agreements. Each of the Original Creditors issued invoices to FreeSeas for services rendered, payable upon receipt. Such invoices have not been paid by FreeSeas and are past due in their entirety.

4.                  FreeSeas has not paid, and will not be able to pay in the near term, any amounts due on the Claim. As a result, on December 21, 2012, Hanover commenced the Action.

5.                  FreeSeas desired to issue shares of FreeSeas’ common stock (the “Common Stock”) in exchange for the release of the Claim and dismissal of the Action in its entirety, and Hanover was willing to accept such shares of Common Stock, in accordance with the terms of a stipulation of settlement, dated January 3, 2013, between FreeSeas and Hanover (the “Settlement Agreement”), provided that (i) the proposed exchange (including the issuance of the Common Stock pursuant to the Settlement Agreement) is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), under Section 3(a)(10) of the Securities Act, which required a finding from the Court that the terms and conditions of the proposed exchange were procedurally and substantively fair to Hanover, and (ii) through such exemption under Section 3(a)(10) of the Securities Act, FreeSeas shall be permitted to issue shares of Common Stock to Hanover in exchange for the release of the Claim and dismissal of the Action without registration under the Securities Act, and Hanover shall be permitted to immediately publicly resell such shares of Common Stock into the market without restriction.

6.                  On January 14, 2013, the Court executed an order approving, among other things, the fairness of the terms and conditions of an exchange pursuant to Section 3(a)(10) of the Securities Act in accordance with the terms and conditions set forth in the Settlement Agreement.

7.                  FreeSeas and Hanover desire to amend the Settlement Agreement as set forth in this amendment, dated January 31, 2013, to the Settlement Agreement (this “Amendment”) for the sole purpose of shortening the “True-Up Period” (as defined in the Settlement Agreement) from 35 trading days to four (4) trading days immediately following the “Initial DWAC Issuance Date” (as defined in the Settlement Agreement).

8.                  Accordingly, the first sentence of paragraph 14 of the Settlement Agreement is hereby amended and restated as follows: “The total number of shares of Common Stock to be issued to Hanover or its designee in connection with this Settlement Agreement and the Proposed Order shall be adjusted as soon as reasonably practicable following the Initial DWAC Issuance Date (the four (4)-consecutive trading day period immediately following the Initial DWAC Issuance Date, the “True-Up Period,” and the trading day following the Initial DWAC Issuance Date on which such adjustment shall be finally calculated, the “True-Up Date”), as follows: (i) if the number of “VWAP Shares” (as defined below) exceeds the number of Settlement Shares initially issued, then FreeSeas will, as promptly as practicable (but subject in all cases to the limitations set forth in paragraph 14.c below), cause to be issued and delivered to Hanover or its designee, as DWAC shares, additional shares of Common Stock equal to the difference between (x) the total number of VWAP Shares and (y) the number of Settlement Shares, and (ii) if the number of VWAP Shares is less than the number of Settlement Shares, then Hanover or its designee will return to FreeSeas for cancellation that number of shares equal to the difference between (x) the total number of VWAP Shares and (y) the number of Settlement Shares issued in the Initial DWAC Issuance.”

9.                  Except as expressly set forth in paragraphs 6 and 7 above, all of the other terms and conditions of the Settlement Agreement shall remain in full force and effect and shall not be amended, changed, modified or affected in any way.

10.              Hanover has agreed to the proposed revised settlement terms and conditions, and believes that they are procedurally and substantively fair to Hanover, such that Hanover is willing to enter into this Amendment. In addition, FreeSeas’ board of directors has considered the proposed revised settlement terms and has resolved that its terms and conditions are fair to, and in the best interests of, FreeSeas and its shareholders.

11.              The parties shall submit this Amendment to the Court and shall request that the Court enter the Proposed Order approving this Amendment. Effective upon execution of the Proposed Order by the Court, this Amendment shall become final and binding upon FreeSeas and Hanover.

12.              FreeSeas hereby makes the following representations, warranties and covenants:

a. FreeSeas represents and warrants to Hanover and its affiliates that the execution of this Amendment and performance of the Proposed Order by FreeSeas and Hanover will not (i) conflict with, violate, or cause a breach or default under any agreements between FreeSeas and the Original Creditors (or any affiliate thereof) related to the debt comprising the Claim, or (ii) require any waiver, consent, or other action of FreeSeas or the Original Creditors, or their respective affiliates, that has not already been obtained. FreeSeas further represents that it has all necessary corporate power and authority to execute, deliver and perform all of its obligations under this Amendment. The execution, delivery and performance of this Amendment by FreeSeas has been duly authorized by all requisite action on the part of FreeSeas. This Amendment has been duly executed and delivered by FreeSeas and constitutes the legal, valid and binding obligation of FreeSeas, enforceable against FreeSeas in accordance with its terms.

b. The representations, warranties, agreements and covenants hereunder shall survive the execution and delivery hereof and the consummation of the transactions contemplated hereby.

13.              On the first trading day immediately following the date of the Proposed Order, and prior to the opening time for trading stocks on public securities exchanges located in New York City, FreeSeas shall file a Current Report on Form 6-K pursuant to Section 13 or Section 15(d) of the Exchange Act disclosing all of the material terms of this Amendment, and disclosing all other material, nonpublic information delivered to Hanover (or Hanover’s representatives or agents) by FreeSeas or any of its officers, directors, employees, agents or representatives, if any, in connection with the Claim, the Action, the Original Creditors or the transactions contemplated by this Amendment, and attaching a copy of the Proposed Order and this Amendment as exhibits thereto (the “6-K Filing”). In the event of a breach of the foregoing covenant in this paragraph 12 by FreeSeas, in addition to any other remedy available to Hanover, Hanover shall have the right to make a public disclosure, in the form of a press release, public advertisement or otherwise, of the matters contemplated hereby without the prior approval by FreeSeas, or any of its officers, directors, employees, stockholders or agents, and Hanover shall not have any liability to FreeSeas, or any of its officers, directors, employees, stockholders or agents, for any such disclosure.

14.              The parties to this Amendment represent that each of them has been advised as to the terms and legal effect of this Amendment and the Proposed Order provided for herein, and that the terms and conditions stated herein shall be final and conclusive forthwith, subject to the execution of the Proposed Order by the Court and the other conditions stated herein, and each attorney represents that his or her client has freely consented to and authorized this Amendment.

15.              Each party hereby irrevocably submits to the exclusive jurisdiction and venue of the state or federal courts located in the City of New York, New York, for the adjudication of the above-captioned action and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court or that such suit, action or proceeding is improper or inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at its principal place of business and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law.

16.              FreeSeas has irrevocably appointed Keith M. Bloomfield, Esq. of the Forbes Family Trust, with an office located at Carnegie Hill Tower, 152 West 57th Street, 39th Floor, New York, New York 10019, as its agent to receive on behalf of FreeSeas service of any legal process which may be served in all such suits, actions or proceedings. Such service may be made by mail or delivery of such process to the Company in care of such agent at the agent’s address set forth above and the Company hereby irrevocably authorizes and directs such agent to accept such service on behalf of the Company. Service upon such agent in accordance with the foregoing shall be deemed completed whether or not forwarded to or received by FreeSeas. If such agent ceases to be able to act as such or to have an address in New York, New York, FreeSeas agrees to irrevocably appoint a new agent acceptable to Hanover to receive on behalf of FreeSeas service of any legal process and to deliver to Hanover within 14 days a copy of a written acceptance of appointment by such agent.

17.              The Court shall retain jurisdiction to enforce the terms of the Settlement Agreement, as amended by this Amendment.

18.              Each party hereto waives a statement of decision, and the right to appeal from the Order after its entry. FreeSeas further waives any defense based on the rule against splitting causes of action. Except as expressly set forth herein, each party shall bear its own attorneys’ fees, expenses and costs. This Amendment may be executed in counterparts and by facsimile, pdf or other electronic format, each of which shall constitute an original and all of which together shall be deemed together as a single document.

DATED: January 31, 2013	GREENBERG TRAURIG, LLP

	By:	/s/ Timothy E. DiDomenico
Timothy E. Di Domenico MetLife Building 200 Park Avenue, 15th Floor New York, New York 10166 (212) 801-2127 didomenicot@gtlaw.com

DATED: January 31, 2013	HANOVER HOLDINGS I, LLC

	By:	/s/ Joshua Sason
Joshua Sason Chief Executive Officer

DATED: January 31, 2013	KEITH M. BLOOMFIELD

	By:	/s/ Keith M. Bloomfield
Keith M. Bloomfield Forbes Family Trust Carnegie Hall Tower 152 West 57th Street, 39th Floor New York, New York 10019 (212) 488-1391 kbloomfield@forbesfamilytrust.com

DATED: January 31, 2013	FREESEAS INC.

	By:	/s/ Alexandros Mylonas
Alexandros Mylonas Chief Financial Officer